

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

Peter M. Graham
Executive Vice President and Chief Financial Officer
PRA Group, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

      Re: PRA Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 28, 2018
          File No. 000-50058

Dear Mr. Graham:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Telecommunications